Jensen,
Duffin &
Dibb, LLP

NATHAN D. MILLER
ATTORNEY AT LAW

SEP 01 2011
Washington, DC 20549

August 27, 2011

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Paramount Auto Funding, LLC
Form 1-A/A (First Amended Filing)
File No. 024-10298

Dear Mr. Reynolds:

Pursuant to your comment letter, dated August 1, 2011, for the above-referenced Form 1-A, please find enclosed an amended Form 1-A (the "Amendment") for Paramount Auto Funding, LLC ("Paramount"). I am filing the Amendment with all of Paramount's changes clearly marked (except for the appendices to the offering circular and the exhibits to the offering statement which have not been marked) to facilitate your review.

The vast majority of your comments have been addressed by directly changing the text of the offering statement. However, there were a few comments that are more appropriately addressed below.

Comments Nos. 31 through 37. These comments were made regarding the section of the offering circular that explains what the company does. However, because the information you requested is relevant to Note 3 of the financial statements each of these comments have been addressed in the financial statements. Please look to the financial statements for Paramount's amendments relative to these comments.

Comment No. 68. You have requested a copy of the "security agreement" referenced in section of the Dealership Financing Agreement. The security agreement referenced in section 6 is the security agreement that consumer's sign at the time they purchase an automobile. This agreement is used to secure the company's lien on each vehicle it finances. The dealership assigns the rights to this security agreement to Paramount when Paramount funds the loan. You may have believed that section 6 was referring to a security agreement between Paramount and the dealership, this is not the case. If you would like to see a copy of the security agreement with

311 SOUTH STATE STREET, SUITE 380 • SALT LAKE CITY • UTAH • 84111
(801) 531-6600 PHONE
(801) 521-3731 FACSIMILE

Paramount's customer (the one referenced in section 6) please advise and Paramount would be happy to provide a copy.

In addition to the above-referenced comments, I would like to point out one significant change in the Amendment. Paramount's members have decided to convert the debt owed to them by Paramount to equity. This change will be retroactively effective as of January 1, 2011. Accordingly, the financial statements for 2011 have been adjusted to reflect this change.

If you have any questions please feel free to contact me. I look forward to any additional comments you may have.

Sincerely,

Nathan D. Miller

NDM/

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